Exhibit 13

E-8

Performance Graph

The following graph compares the cumulative five-year total return for shareholders of Ameriprise Financial, Inc. common stock with the cumulative total returns of the S&P 500 Index and the S&P Financials Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from Dec. 31, 2008 to Dec. 31, 2013.

Comparison of a five-year cumulative total return*

Ameriprise Financial, Inc., the S&P 500 Index and the S&P Financials Index



$600
$500
$400
$300
$200
$100
$0
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
3/11
6/11
9/11
12/11
3/12
6/12
9/12
12/12
3/13
6/13
9/13
12/13
Ameriprise Financial, Inc.
S&P 500 Index
S&P Financials Index

*$100 invested on 12/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending Dec. 31.